

VEHICLE FINANCE *LEASE* AGREEMENT

THIS AGREEMENT is made this _24_ day of _May_____, _2007_, between   Rocket Leasing _____

("Lessor") and_ _Lexcoil Inc._____ ("Customer")

whose address is __234125 Wrangler Road SE, Calgary, AB T2P 2G6_____

1. **EQUIPMENT LEASED.** Lessor agrees to lease to Customer and Customer agrees to lease from Lessor the equipment listed on each Schedule A now or from time to time hereafter executed by the parties and made a part of this Agreement (hereinafter "Vehicle" or "Vehicles"). Customer's execution of Schedule A shall constitute authorization for Lessor to acquire the Vehicles listed therein.

2. **TERM.** This Agreement shall become effective with respect to each Vehicle upon the execution of the Schedule A listing said Vehicle. Charges and the term for each Vehicle shall commence on the date the Vehicle is tendered by Lessor and shall continue for the term specified on Schedule A or until earlier termination as permitted by this Agreement.

3. **ACCEPTANCE OF DELIVERY.** Acceptance of delivery of a Vehicle is deemed an acknowledgment by Customer that the Vehicle complies with Customer's specifications. Unless Customer gives written notice within 24 hours after delivery of a Vehicle, such Vehicle will be deemed to be in proper repair, mechanical condition and running order.

4. **CUSTOMER.** Customer acknowledges and agrees to the following.

A. Use and Operation of Vehicles. Each Vehicle shall only be used in the normal and ordinary course of Customer's business, and not in violation of any laws or regulations (including restrictions on licensed weight and size), nor in violation or any recommendations of the manufacturer. Vehicles shall not be operated in an unsafe, reckless or abusive manner, off improved roads, in areas of insufficient width or height, on a flat or improperly inflated tire, improperly loaded, or loaded beyond the manufacturer's recommended gross weight shown on the applicable Schedule A. Vehicles shall not be used to transport any property or material deemed hazardous by reason of being poisonous, inflammable, explosive or fissionable, without Lessor's written consent. Customer will be responsible for all expenses of towing and removal of any mired Vehicle when not in Lessor's possession or on Lessor's premises. No Vehicle will be taken into Mexico without the prior written consent of Lessor.

B. Drivers. Each Vehicle will be operated only be a properly licensed driver, at least 21 years of age, who is the employee of an approved driver leasing company or an employee or agent of Customer subject to the Customer's exclusive direction and control. All drivers must possess the qualifications and fulfill the requirements set forth in applicable governmental ordinances. In the event that a Vehicle is disabled or is to be left unattended, Customer will cause its driver to lock and secure the Vehicle, and place proper warning devices in and around the Vehicle as required by law. Customer's drivers shall at all times comply with governmental regulations, the provisions of this Agreement, Lessor's standards of operation (including the daily checking of the Vehicle's oil, water, tire pressure and other functions), and any further rules and procedures made by Lessor, and shall prepare and sign all records required by Lessor. Such rules, procedures and record requirements shall be consistent with reasonably accepted industry standards. Customer represents that Vehicle(s) will not be operated by a driver in possession or under the influence of alcohol or any drug that may impair the driver's ability, and agrees to reimburse Lessor in full for loss or damage to Vehicles, property or persons including related expenses, if Vehicle(s) are operated in violation of this provision. Upon receipt of a written complaint from Lessor specifying any reckless, careless or abusive driving by any driver and request for his removal as a driver of the Vehicles, Customer will immediately remove such individual as a driver of the Vehicles. In the event that Customer shall fail to do so, or shall be prevented from doing so by any agreement with anyone on driver's behalf, at Lessor's option, Customer shall be considered in default of this Agreement pursuant to Section 9.D herein. Operation of any Vehicle by Customer, Customer's employees, agents or any other authorized person, in violation of the use and driver restrictions or any other provision herein is expressly prohibited and will allow Lessor to repossess the Vehicle without notice and without reduction in rental.

C. Other Customer Responsibilities. Customer shall be responsible for and pay the cost of all necessary repairs, maintenance and replacements, and Lessor shall not be obligated to, nor called upon by Customer to, furnish or make or pay for any repairs to or upon the Vehicle(s), and Customer shall have no authority to, and shall not incur any expense therefore for Lessor's account. Customer further agrees to pay all costs, expenses, fees and charges incurred in the use and operation of the Vehicles, including but not limited to fuel, oil, grease, repairs, maintenance, replacements, tires, storage, parking, tolls, fines, registration and license fees and tags, personal property and all other taxes whatsoever on or related to the Vehicle(s) (unless otherwise so indicated on Schedule A or elsewhere herein). Customer shall reimburse Lessor on demand as additional rental the amount or amounts or any such costs, expenses, fees, charges and taxes paid by Lessor. It is the intent of this Agreement that the Lessor shall receive the rental provided herein as a net return on the Vehicles. All replacement or substitutions of parts of or in any of the Vehicle(s) shall constitute accession thereto and shall become part of the Vehicle(s) owned by the Lessor or its assignee.

D. Condition on Return. Customer shall promptly return all Vehicle(s) along with original and added equipment and accessories to Lessor at Lessor's facility upon the expiration or cancellation of this Agreement. All returned Vehicle(s) shall be in the same mechanical condition and state of repair as they were when delivered to Customer hereunder, ordinary wear excepted, and shall have clean interior and shall be without cracked or broken glass, sheet metal or body damage, or cut or torn upholstery. Upon failure of Customer to return Vehicle(s) in such condition, Customer shall be charged, pursuant to Section 6.D, for the cost incurred by Lessor to restore the Vehicle(s) to such condition.

E. Domicile and Use. Vehicle(s) will be domiciled at the address indicated and used exclusively for the purpose indicated on Schedule A. Domicile and expected use of the Vehicle(s) are inherent factors in the determination of the charges set forth herein and any change of domicile or use of Vehicles without Lessor's prior written consent shall be considered a breach of this Agreement.

F. Emission Controls and Other Equipment. In the event governmental laws and regulations require emission controls or other equipment, the cost of said equipment and installation shall be at the expense of Customer, and the maintenance or service of any such item or piece of equipment shall be the responsibility of the Customer. It is understood and agreed that Lessor assumes no responsibility for determining what equipment is required under applicable law.

G. Trailer or Other Equipment. When a Vehicle is operated by Customer with a trailer or other equipment not included on Schedule A or not maintained by Lessor under a separate agreement, Customer represents and warrants that such trailer and equipment will be in good operating condition, and that Customer will indemnify and hold Lessor harmless from any claim, loss, damage, or injury caused by, or to, such trailer or equipment.

H. Alteration of Vehicles. Customer agrees to pay for any structural alterations, special equipment, or material alteration in painting, lettering or art work required by Customer. Customer may not alter a Vehicle without Lessor's prior written consent.

I. Special Licenses, Fees or Taxes. Customer shall pay for any special licenses, fees or taxes required by Customer's business or arising from the operation or use of any Vehicle, including, but not limited to, mileage taxes, ton mileage taxes, and highway or bridge tolls.

J. Accident or Loss. Upon the happening of any accident or collision involving any Vehicle or the theft or loss of any Vehicle, Customer shall: (1) immediately notify Lessor by telephone; (2) cause the driver to make a detailed written report in person at the office of Lessor as soon as possible; and (3) render all other assistance to Lessor and to the insurer that is requested by either of them in investigating or defending all related claims or suits.

K. Customer's Acknowledgments. Customer acknowledges and agrees that: (1) Lessor is an affiliate of Idealease of North America. Inc., and Illinois corporation ("IDEALEASE, INC.") and that IDEALEASE, INC. is not the owner of any Vehicle, nor a party to this Agreement and assumes no liability hereunder. (2) Customer has not, and does not, by this Agreement acquire any proprietary rights or interests in the Vehicle(s), and Customer may not create or suffer to exist any security interest or lien upon any Vehicle. Customer shall give Lessor immediate notice of such attachment or claim. (3) Lessor may, in its sole discretion, lease any Vehicle for re-lease to the Customer or finance the acquisition of any Vehicle. If any Vehicle is leased by Lessor, the title holder of the Vehicle ("Owner") shall have the same rights and indemnifications from the Customer hereunder as Lessor. (4) Lessor makes no express warranties, except those stated herein, and hereby disclaims all implied warranties with respect to any Vehicle leased hereunder or parts incorporated or to be incorporated therein, including, but not limited to, the warranty of merchantability and the warranty of fitness for a particular purpose. (5) Under no circumstance shall Lessor, Owner or IDEALEASE, INC. be liable for any consequential, special or other damages that any person may suffer or incur as a result of an interruption or cessation in the use of any Vehicle or arising from any maintenance or service provided by Lessor, Owner, or IDEALEASE, INC.

5. FUEL.
A. Provider. The party designated on Schedule A, will provide fuel for the Vehicles. If Lessor is so designated, the charge for fuel will vary over time and be billed to Customer in addition to other charges provided for on Schedule A. If Customer is designated on Schedule A to supply fuel, Customer shall indemnify and hold Lessor harmless against any claims or loss resulting from Customer's failure to pay any fuel taxes.

B. Permits and Returns. The party designated on Schedule A will apply for fuel tax permits and file tax returns and pay the taxes imposed on the purchase and consumption of fuel. If Lessor is designated, Customer will: (1) provide Lessor weekly with all documentation necessary to prepare the fuel tax returns and reimburse Lessor the amount of any additional charge, assessment, tax, penalty or credit disallowed as a result of the untimely or improper furnishing of such documents; and (2) reimburse Lessor for all such fuel taxes paid on Customer's behalf.

6. CHARGES
A. Payment. Customer agrees to pay Lessor for all fixed charges (as shown on Schedule A) in advance upon receipt of Lessor's invoice and to pay all other charges and reimbursements, and the cost of those repairs noted in Section 6.C within ten (10) days of the date of Lessor's invoice, without deduction or set off. Late charges of eighteen percent (18%) per annum (or the highest rate permitted under the applicable laws) compounded daily shall be assessed on all outstanding payments until received. Subsequent payment shall be applied first to previously incurred late charges. Customer shall pay all Lessor's costs and expenses, including reasonable attorney's fees, incurred in collecting amounts due from Customer or enforcing any rights of Lessor hereunder.

B. Mileage. Mileage shall be determined from hubodometer or odometer readings. Customer shall immediately report to Lessor any failure of a hubodometer or odometer. The mileage for any period in which a failure existed may be determined at Lessor's option from: (1) Customer's trip records; (2) the amount of fuel consumed and the miles per gallon averaged for the previous thirty (30) days; or (3) any other reasonable method of estimating such mileage.

C. Cost of Certain Repairs. Customer agrees to pay (at Lessor's standard rates) the cost of any repairs necessitated by: (1) accident; (2) operation of a Vehicle in violation of Sections 4.A or 4.B; (3) unauthorized alteration or repair of a Vehicle; (4) tire, glass or body damage as indicated in Section 4.E; (5) the use of a trailer or other equipment not included on Schedule A or not maintained by Lessor under a separate agreement; or (6) violation of any other provision of this Agreement.

D. Additional Charges. Customer agrees to pay for: (1) any sales, use, gross receipts, value added, or similar tax now or hereafter imposed upon the use of Vehicle(s) or on the rental or other charges accruing hereunder; (2) any increase in license or registration fees, use taxes, vehicle inspection fees, fuel tax permits and personal property tax; (3) any new or additional tax or governmental fees adopted after the date of execution of the applicable Schedule A; (4) any increase in insurance fees or premiums instituted after the execution of the applicable Schedule A; (5) any cost incurred by Lessor to restore returned Vehicles to the condition indicated in Paragraph 4.C; and (6) any cost (including installation and maintenance) of any equipment indicated in Paragraph 4.F. Charges for subsections 5 and 6 of this Section will be calculated at Lessor's standard rates.

7. INSURANCE.
A. Liability Insurance and Responsibility for Loss. The party designated on Schedule A shall provide and maintain at all times during the term of this Agreement, at its expense, auto liability insurance covering the Vehicles, with limits not less that those specified on Schedule A. Said coverage ("Liability Insurance") shall include as insureds, Customer, Lessor, Owner, IDEALEASE, INC. and such other parties as determined by Lessor. Customer is responsible for all losses, claims, demands and liabilities that are not covered by such insurance or are in excess of the limits specified on Schedule A and that relate to the ownership, maintenance, condition, use, or operation of Vehicles.

(1) Provided by Customer. If Customer is designated to provide Liability Insurance, said insurance shall provide primary coverage with an insurance carrier satisfactory to Lessor, and shall provide a waiver of subrogation by the insurance carrier in favor of Lessor, IDEALEASE, INC. and Owner.

(2) Provided by Lessor. If Lessor is designated to provide Liability Insurance, Lessor may terminate such coverage after giving Customer thirty (30) days prior written notice. In that event, Customer shall be obligated to acquire and maintain Liability Insurance that complies with the provisions of Section 7.A(1), above, and is effective on the date of termination of Lessor's insurance. Charges to Customer will then be reduced by the amount of any resulting decrease in Lessor's Liability Insurance premium.

B. Physical Damage Insurance and Responsibility for Loss. The party designated on Schedule A will provide and maintain at its own expense, physical damage coverage for collision, fire, theft and causes customarily covered by comprehensive physical damage or combined additional coverage insurance, for the full value of the Vehicle, which in no case will be less than the Schedule A Depreciated Value of a Vehicle as described in Section 9.F, with a deductible amount not to exceed the amount specified on Schedule A ("Physical Damage Insurance"). Notwithstanding which party is designated to maintain Physical Damage Insurance, Customer will be responsible for all physical damage to, or loss of, the Vehicles, from any cause whatsoever, not covered by said insurance, including but not limited to: (1) the deductible amount; (2) any willful damage to the Vehicle by Customer, its employees, agents or permitted assigns; (3) any damage to the Vehicle arising out of or in connection with any labor dispute; (4) conversion of any Vehicle by an agent or employee of Customer, which shall not be considered theft within the terms of this provision; and (5) any loss of tools, tarpaulins, accessories, spare tire and other such appurtenances.

(1) Provided by Customer. If Customer is designated on Schedule A to provide Physical Damage Insurance, said insurance shall be with a carrier satisfactory to Lessor and shall name Lessor, Owner, or any other party designated in writing by Lessor, as the loss payee.

(2) Provided by Lessor. If Lessor is designated on Schedule A to provide Physical Damage Insurance, Lessor may terminate such coverage after giving Customer thirty (30) days prior written notice. In the event, Customer shall be obligated to acquire and maintain Physical Damage Insurance that complies with the provisions of Section 7.B(1), above, and is effective on the date of termination of Lessor's Physical Damage Insurance. Charges to Customer will then be reduced by the amount of any resulting decrease in Lessor's Physical Damage Insurance premium.

C. Certificates. If Customer is designated on Schedule A to provide Liability Insurance or Physical Damage Insurance, Customer shall, prior to the delivery by Lessor to Customer of each Vehicle, provide Lessor with a certificate of insurance and endorsement in a form approved by Lessor for each Vehicle, certifying that (1) the insurance coverage cannot be canceled, terminated or materially changed without 30 days prior written notice to Lessor, (2) all losses under physical damage policies shall be payable solely to Lessor, Owner or such other party designated in writing by Lessor, and (3) no act or omission of Customer or any of its officers, agents, employees or representatives shall alter the obligation of the insurer to pay the full amount of any loss.

D. Customer's Failure to Provide Insurance. In the event that Customer fails to provide and maintain any of the required insurance coverage or fails to furnish Lessor with required evidence of such insurance, Lessor is authorized, but not required, to obtain such insurance on behalf of Customer and Customer

agrees to pay Lessor for the cost of the insurance so obtained or, alternatively, Lessor may terminate this Agreement in accordance with the provisions of Section 9.C.

E. Cargo. Neither Lessor, Owner nor IDEALEASE, INC. will be liable for loss of or damage to, any goods, cargo, tools, tarpaulins, accessories, spare tires or other equipment or property ("Property") left in or upon any Vehicle at any time or place, including a garage or location operated by Lessor (whether or not said loss of damage was caused by or related to the negligence of Lessor. IDEALEASE, INC. Owner, their agents, servants or employees). Customer shall, at its sole expense, include Lessor, IDEALEASE, INC. and Owner as named insureds in any cargo or transportation or floater insurance policies covering Customer with respect to any loss or damage to Property and Customer shall cause any such insurer to waive any right of subrogation against Lessor, Owner and IDEALEASE, INC.

F. Cooperation. Customer and its agents and employees will cooperate with Lessor and any insurer in the reporting, investigation, prosecution or defense of any accident, claim or suit related to the Vehicles and will promptly deliver to Lessor copies of all papers or notices served upon or delivered to Customer, its agents or employees and will otherwise comply with the notification requirements of any insurance carrier. Without limiting the foregoing, Customer will notify Lessor immediately upon the occurrence of any accident, collision, loss, theft, or damage involving a Vehicle and will cause the driver involved to complete the accident report form supplied by Lessor and to otherwise cooperate within the meaning of this Section 7.F. Customer hereby irrevocably authorizes Lessor to make, settle and adjust claims with any insurance carrier for physical damage to the Vehicle and to endorse the name of Customer on any check or other item of payment of insurance proceeds, Lessor shall have the right, at its option, to retain the salvage of any Vehicle, and the amount owed to Lessor for any such Vehicle shall be reduced accordingly.

G. Mexico. Unless otherwise agreed in writing, no insurance provided by Lessor will cover any Vehicle while said Vehicle is operated in Mexico.

8. INDEMNIFICATION. Customer agrees to defend, release, indemnify and hold Lessor, Owner, IDEALEASE, INC., and their insurers harmless from and against any loss or liability arising from: A. Any claim or cause of action for death or injury to persons (including Customer and its employees, drivers and other agents) and damage to or loss of property, arising out of or caused by the ownership, maintenance, use or operation of any Vehicle covered by this Agreement during its term or thereafter. B. Any liability for losses sustained by Customer or third persons by reason of delay in delivery or failure to deliver products owned or transported by Customer. C. Any claims, causes of action, suits or damages arising out of failure of Customer to file applicable certificates of liability insurance. D. Any breach of this Agreement or false or inaccurate information supplied by Customer. E. All costs of defense and expenses of every kind, including reasonable attorney's fees, incurred in connection with any suits or claims for which Customer grants an indemnity in this Section 8 or in any other provision of this Agreement.

9. TERMINATION AND REPOSSESSION.

A. Annual Early Termination Option. Either party may terminate the lease of any Vehicle prior to expiration of its term on any anniversary of the Vehicle's delivery date by giving to the other party at least sixty (60) days prior written notice. If Lessor elects early termination, and provided Customer is not in violation of any of the terms and conditions of this Agreement, Customer shall have the right, but not the obligation, to purchase (on the termination date) in accordance with Section 9.F any Vehicle with respect to which termination notice has been given. If Customer elects early termination, Lessor may, at its option, require that Customer purchase in accordance with Section 9.F, any or all Vehicles with respect to which termination notice has been given on the termination date(s).

B. Lost or Stolen Vehicles. If a Vehicle is lost or stolen and remains so for thirty (30) days after Customer has so notified Lessor, or if a Vehicle is damaged to the extent that it is economically impractical for Customer to repair said Vehicle, this Agreement shall terminate as to such Vehicle on, but not before the date that Lessor receives payment for the Vehicle. Customer is responsible for the cost of towing or removal and storage fees until termination.

C. Elective Termination. If Customer fails to cure a Default within seven (7) days after written notice has been mailed to Customer, Lessor may elect within thirty (30) days to terminate this Lease with respect to any or all Vehicles. Upon such termination, Lessor may at its option demand that Customer purchase within ten (10) days all or any of said Vehicles in accordance with Section 9.F without prejudice to other remedies Lessor may have under this Agreement or at law.

D. Default. In the event Customer becomes insolvent, files a voluntary petition in bankruptcy, makes an assignment for the benefit of creditors, is adjudicated a bankrupt, permits a receiver to be appointed for its business, permits or suffers a material disposition of its assets, or breaches any term, promise or condition of this Agreement, Customer shall be deemed in Default. Customer shall pay all Lessor's costs and expenses, including reasonable attorney's fees, incurred in collecting amounts due from Customer or enforcing any rights of Lessor hereunder, including taking possession of the Vehicles.

E. Repossession. (1) If Customer is in Default of any of the provisions of this Agreement, Lessor may immediately, without notice or demand, take possession of the Vehicles, together with all equipment and accessories. Lessor may enter upon any premises where said Vehicles may be and remove, retain or refuse to redeliver the Vehicles to Customer until such Default is cured, without any of such actions being deemed an act of termination and without prejudice to the other remedies Lessor may have, and Customer shall continue to be liable for all charges accruing during the period the Vehicles are retained by Lessor. (2) In the event Lessor takes possession of or retains any Vehicle and there shall, at the time of such taking or retention be in, upon or attached to such Vehicle any other property, goods or things of value belonging to Customer or that had been in the custody or control of Customer, Lessor, in addition to its other remedies, is authorized to take possession of such items and either hold or place the same in public storage at Customer's expense.

F. Purchase of Vehicles. In the event Customer, pursuant to this Article 9 shall be required, or shall have the option to, purchase any of the Vehicles, Customer shall purchase said Vehicles at or within the time aforesaid for an amount, payable in cash, equal to the Original Value of each Vehicle. As shown on the applicable Schedule A, less the sum of the applicable Depreciation Credits earned during the term of this Agreement (the "Depreciated Value"), plus any sales, excise, or use tax arising from the purchase. Additionally, at the time of purchase, Customer must pay Lessor any unpaid charges accrued pursuant to this Agreement, and any unexpired licenses, taxes and other expenses previously paid by Lessor for the Vehicles, including personal property taxes and use taxes. Customer shall have not right to purchase any Vehicle as to which the term on the applicable Schedule A has expired.

G. Holdover. In the event of any holding over after the expiration or premature termination of the lease term as to any Vehicle, the holding over shall be deemed a week-to-week rental subject to all the terms and conditions of this Agreement. If the holdover is the result of an expiration of the lease term and the Customer is not in default, the lease charges may be increased by the Lessor to reflect the age and condition of the Vehicle. If the Lese has been prematurely terminated pursuant to Sections 9.A. or 9.C, the lease charges shall be increased to reflect Lessor's normal daily rental rates.

10. FORCE MAJEURE. Lessor shall incur no liability to Customer for failure to supply any Vehicle, or provide fuel for Vehicles, if prevented by any emergency, war, riot, fire, labor dispute, governmental law, rule or regulation, shortage (local or national), fuel allocation program, or any other cause beyond Lessor's control, whether existing now or hereafter. Notwithstanding Lessor's inability to perform under these conditions, Customer's obligations hereunder shall continue.

11. ASSIGNMENT OF AGREEMENT. Customer shall not have the right to sublease any of the Vehicles leased hereunder, nor to assign this Agreement without Lessor's prior written consent, and any attempt to do so will be void. Lessor may assign this Agreement, its rights hereunder and all or any part of the charges or credits due or to become due hereunder at any time, without Customer's approval. Upon notice of such assignment, Customer shall make all payments to the assignee without offset, counterclaim or defense of any kind. Customer's rights under this Agreement shall be at all times subject, junior and subordinate to such assignment.

12. SAVINGS CLAUSE. If any provision of this Agreement is held invalid under the laws of any province, such provision shall be deemed not to be a part of this Agreement in such province, but shall not invalidate any other provision hereof.

13. NOTICES. All notices provided for herein shall be in writing and mailed to Lessor and Customer at their respective addresses as set forth herein or such other address designated in writing by either party.

14. FINANCIAL DISCLOSURE. Customer agrees to promptly notify Lessor in writing prior to any substantial change in ownership of Customer or any material disposition of the assets of Customer's business. Customer agrees to promptly provide Lessor with current financial statements and other financial information as Lessor requests.

15. LANGUAGE. This Agreement and any documents relating thereto have been prepared in the English language at the consent of the parties. Les parties consentent a ce qui ce contrat soit redige en anglais seulement.

16. GOVERNING LAW. This Agreement shall be governed by and construed and interpreted in accordance with the laws of the Province of domicile of the Vehicle (and if several Vehicles of different domicile, the Lessor shall determine in its sole discretion the Province of domicile) and the laws of Canada applicable therein.

17. GENERAL.

(1) The use of headings and the division of this Agreement into articles, sections, schedules and other subdivisions are for convenience of reference only and shall not affect the interpretation of this Agreement.

(2) References in this Agreement to an article, section or other subdivision are to the corresponding article, section, schedule or other subdivision of this Agreement, unless otherwise indicated.

(3) In this Agreement, the singular includes the plural, the plural includes the singular, and any gender includes the other gender.

(4) This Agreement, together with all schedules attached hereto, contains the entire agreement and understanding between the parties; its terms shall not be construed as altered by any verbal agreement or informal writing, nor by failure to insist upon performance or failure to exercise any right or privilege. Alteration or addition shall be accomplished only by written endorsement hereon or amendment hereto, or additional Schedules made a part hereof, duly executed by both parties.

(5) The parties agree that time is of the essence in each and every provision of this Agreement.

18. CURRENCY. Unless otherwise expressly indicated herein, all dollar amounts referred to in this Agreement refer to Canadian dollars.

19. CUSTOMER'S WAIVER. Except as may be prohibited by law, and to the extent the same extends to and relates to this Agreement as amended, modified or supplemented or any security collateral thereto, Customer hereby waives the benefit of all provisions of any applicable statutes and regulations which would in any manner affect, restrict or limit the rights of Lessor hereunder as the same may be amended, supplemented, re-enacted, substituted or replaced from time to time. Customer also waives the right of any statutory exemption from execution or seizure, and the right to demand security for costs in the event of litigation.

20. FURTHER ASSURANCES, REGISTRATION. Customer shall at its own expense do, execute, acknowledge or deliver all such further things, agreements, documents and conveyances as may from time to time be requested by Lessor to give effect to or better protect the rights of Lessor hereunder, including but not limited to completion of such public registrations of or with respect to this Agreement and Lessor's rights hereunder as Lessor may require.

21. JOINT AND SEVERL LIABILITY. If more than one party executes this Agreement as Customer, the liability and obligations of such parties shall be joint and several.

22. RECEIPT OF COPY. Customer acknowledges receipt of a copy of this Agreement, including all schedules attached hereto.

23. CORPORATE EXECUTION. Where Customer is a corporation, the signatories represent that they have the express authority to bind the corporation to this Agreement.

This Agreement shall be binding on the parties hereto, their successors, legal representatives and assigns. It contains the entire agreement and understanding between the parties; its terms shall not be construed as altered by any verbal agreement or informal writing, nor by failure to insist upon performance or failure to exercise any right or privilege. Alteration or addition shall be accomplished only be written endorsement hereon or amendment hereto, or additional Schedules made apart hereof, duly executed by both parties.

IN WITNESS WHEREOF, the signatories for each party represent that they have the express authority to bind their company to this Agreement.

THE COMPANY: Rocket Leasing	CUSTOMER: Lexcoil Inc
By:	By:
Name/Title: Tams/Partner	Name/Title: Brent Nemic/President
Date: May 24, 2007	Date: May 24, 2007
Attested:	Attested:

ILC960 (Rev. 10/00)

No. RLL658-3

SCHEDULE "A" TO VEHICLE LEASE AGREEMENT

BETWEEN: Rocket Leasing (LESSOR) and Lexcoil Inc. (CUSTOMER)

DATED: 24-May-07 CVOR# ______________

VEHICLE NO. (1)	DATE OF DELIVERY (2)	TERM OF MO (3)	VEHICLE DESCRIPTION YEAR & MAKE (4)	MODEL & TYPE (5)	SERIAL NUMBER (6)	MFR'S REC. MAX CCW OR GVW (7)	LICENSED WT. (8)	ORIGINAL VALUE (9)	DEPRECIATION WK / MO AMOUNT (10)	CPI ALL ITEMS (CUSTOMERS INDEX) BASE (11)	FIXED RENTAL CHARGE PER WK/MO IN ADVANCE (12)	MILEAGE RATE PER KM (13)	RESPON. FOR FUEL "C"Customer "L"Lessor (14)
RLL658-3	24-May-07	48	2005 International	5900i	1HTXRAPT95J185731			$1,200,000.00			$23,759.00 plus GST		C

EQUIPMENT SPECIFICATIONS:

Advance of $120,000.00 plus GST and First payment due on June 1, 2007.
Includes one Coil Tubing unit model TMA202TA serial number 05071941, Injector model TRS30-200 serial number 533000705, Compressor model CT600-2K serial number NW355.

Customer has option to purchase 10 days after the 48th payment for $240,000.00 plus GST.

Customer must maintain a minimum of $2,000,000 liability insurance.
Insurance information below must be filled in by customer.

Insurance Company	Policy Number	Phone Number	Broker	Contact

Witness: [signature] Bobby Jo Badura

[signature] Bobby Jo Badura

AGREED & ACCEPTED: [signature] Tams, Partner
LESSOR

[signature] Brent Nimeck, President
CUSTOMER



VEHICLE FINANCE *LEASE* AGREEMENT

THIS AGREEMENT is made this _24_ day of _May_____, _2007_, between _Rocket Leasing_____

("Lessor") and___ Lexcoil Inc._____("Customer")

whose address is _ 234125 Wrangler Road SE, Calgary, AB T2P 2G6 _____

1. EQUIPMENT LEASED. Lessor agrees to lease to Customer and Customer agrees to lease from Lessor the equipment listed on each Schedule A now or from time to time hereafter executed by the parties and made a part of this Agreement (hereinafter "Vehicle" or "Vehicles"). Customer's execution of Schedule A shall constitute authorization for Lessor to acquire the Vehicles listed therein.

2. TERM. This Agreement shall become effective with respect to each Vehicle upon the execution of the Schedule A listing said Vehicle. Charges and the term for each Vehicle shall commence on the date the Vehicle is tendered by Lessor and shall continue for the term specified on Schedule A or until earlier termination as permitted by this Agreement.

3. ACCEPTANCE OF DELIVERY. Acceptance of delivery of a Vehicle is deemed an acknowledgment by Customer that the Vehicle complies with Customer's specifications. Unless Customer gives written notice within 24 hours after delivery of a Vehicle, such Vehicle will be deemed to be in proper repair, mechanical condition and running order.

4. CUSTOMER. Customer acknowledges and agrees to the following:

A. Use and Operation of Vehicles. Each Vehicle shall only be used in the normal and ordinary course of Customer's business, and not in violation of any laws or regulations (including restrictions on licensed weight and size), nor in violation or any recommendations of the manufacturer. Vehicles shall not be operated in an unsafe, reckless or abusive manner, off improved roads, in areas of insufficient width or height, on a flat or improperly inflated tire, improperly loaded, or loaded beyond the manufacturer's recommended gross weight shown on the applicable Schedule A. Vehicles shall not be used to transport any property or material deemed hazardous by reason of being poisonous, inflammable, explosive or fissionable, without Lessor's written consent. Customer will be responsible for all expenses of towing and removal of any mired Vehicle when not in Lessor's possession or on Lessor's premises. No Vehicle will be taken into Mexico without the prior written consent of Lessor.

B. Drivers. Each Vehicle will be operated only be a properly licensed driver, at least 21 years of age, who is the employee of an approved driver leasing company or an employee or agent of Customer subject to the Customer's exclusive direction and control. All drivers must possess the qualifications and fulfill the requirements set forth in applicable governmental ordinances. In the event that a Vehicle is disabled or is to be left unattended, Customer will cause its driver to look and secure the Vehicle, and place proper warning devices in and around the Vehicle as required by law. Customer's drivers shall at all times comply with governmental regulations, the provisions of this Agreement, Lessor's standards of operation (including the daily checking of the Vehicle's oil, water, tire pressure and other functions), and any further rules and procedures made by Lessor, and shall prepare and sign all records required by Lessor. Such rules, procedures and record requirements shall be consistent with reasonably accepted industry standards. Customer represents that Vehicle(s) will not be operated by a driver in possession or under the influence of alcohol or any drug that may impair the driver's ability, and agrees to reimburse Lessor in full for loss or damage to Vehicles, property or persons including related expenses, if Vehicle(s) are operated in violation of this provision. Upon receipt of a written complaint from Lessor specifying any reckless, careless or abusive driving by any driver and request for his removal as a driver of the Vehicles, Customer will immediately remove such individual as a driver of the Vehicles. In the event that Customer shall fail to do so, or shall be prevented from doing so by any agreement with anyone on driver's behalf, at Lessor's option, Customer shall be considered in default of this Agreement pursuant to Section 9.D herein. Operation of any Vehicle by Customer, Customer's employees, agents or any other authorized person, in violation of the use and driver restrictions or any other provision herein is expressly prohibited and will allow Lessor to repossess the Vehicle without notice and without reduction in rental.

C. Other Customer Responsibilities. Customer shall be responsible for and pay the cost of all necessary repairs, maintenance and replacements, and Lessor shall not be obligated to, nor called upon by Customer to, furnish or make or pay for any repairs to or upon the Vehicle(s), and Customer shall have no authority to, and shall not incur any expense therefore for Lessor's account. Customer further agrees to pay all costs, expenses, fees and charges incurred in the use and operation of the Vehicles, including but not limited to fuel, oil, grease, repairs, maintenance, replacements, tires, storage, parking, tolls, fines, registration and license fees and tags, personal property and all other taxes whatsoever on or related to the Vehicle(s) (unless otherwise so indicated on Schedule A or elsewhere herein). Customer shall reimburse Lessor on demand as additional rental the amount or amounts or any such costs, expenses, fees, charges and taxes paid by Lessor. It is the intent of this Agreement that the Lessor shall receive the rental provided herein as a net return on the Vehicles. All replacement or substitutions of parts of or in any of the Vehicle(s) shall constitute accession thereto and shall become part of the Vehicle(s) owned by the Lessor or its assignee.

D. Condition on Return. Customer shall promptly return all Vehicle(s) along with original and added equipment and accessories to Lessor at Lessor's facility upon the expiration or cancellation of this Agreement. All returned Vehicle(s) shall be in the same mechanical condition and state of repair as they were when delivered to Customer hereunder, ordinary wear excepted, and shall have clean interior and shall be without cracked or broken glass, sheet metal or body damage, or cut or torn upholstery. Upon failure of Customer to return Vehicle(s) in such condition, Customer shall be charged, pursuant to Section 6.D, for the cost incurred by Lessor to restore the Vehicle(s) to such condition.

E. Domicile and Use. Vehicle(s) will be domiciled at the address indicated and used exclusively for the purpose indicated on Schedule A. Domicile and expected use of the Vehicle(s) are inherent factors in the determination of the charges set forth herein and any change of domicile or use of Vehicles without Lessor's prior written consent shall be considered a breach of this Agreement.

F. Emission Controls and Other Equipment. In the event governmental laws and regulations require emission controls or other equipment, the cost of said equipment and installation shall be at the expense of Customer, and the maintenance or service of any such item or piece of equipment shall be the responsibility of the Customer. It is understood and agreed that Lessor assumes no responsibility for determining what equipment is required under applicable law.

G. Trailer or Other Equipment. When a Vehicle is operated by Customer with a trailer or other equipment not included on Schedule A or not maintained by Lessor under a separate agreement, Customer represents and warrants that such trailer and equipment will be in good operating condition, and that Customer will indemnify and hold Lessor harmless from any claim, loss, damage, or injury caused by, or to, such trailer or equipment.

H. Alteration of Vehicles. Customer agrees to pay for any structural alterations, special equipment, or material alteration in painting, lettering or art work required by Customer. Customer may not alter a Vehicle without Lessor's prior written consent.

I. Special Licenses, Fees or Taxes. Customer shall pay for any special licenses, fees or taxes required by Customer's business or arising from the operation or use of any Vehicle, including, but not limited to, mileage taxes, ton mileage taxes, and highway or bridge tolls.

J. Accident or Loss. Upon the happening of any accident or collision involving any Vehicle or the theft or loss of any Vehicle, Customer shall: (1) immediately notify Lessor by telephone; (2) cause the driver to make a detailed written report in person at the office of Lessor as soon as possible; and (3) render all other assistance to Lessor and to the insurer that is requested by either of then in investigating or defending all related claims or suits.

K. Customer's Acknowledgments. Customer acknowledges and agrees that: (1) Lessor is an affiliate of Idealease of North America, Inc., and Illinois corporation ("IDEALEASE, INC.") and that IDEALEASE, INC. is not the owner of any Vehicle, nor a party to this Agreement and assumes no liability

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hereunder. (2) Customer has not, and does not, by this Agreement acquire any proprietary rights or interests in the Vehicle(s), and Customer may not create or suffer to exist any security interest or lien upon any Vehicle. Customer shall give Lessor immediate notice of such attachment or claim. (3) Lessor may, in its sole discretion, lease any Vehicle for re-lease to the Customer or finance the acquisition of any Vehicle. If any Vehicle is leased by Lessor, the title holder of the Vehicle ("Owner") shall have the same rights and indemnifications from the Customer hereunder as Lessor. (4) Lessor makes no express warranties, except those stated herein, and hereby disclaims all implied warranties with respect to any Vehicle leased hereunder or parts incorporated or to be incorporated therein, including, but not limited to, the warranty of merchantability and the warranty of fitness for a particular purpose. (5) Under no circumstance shall Lessor, Owner or IDEALEASE, INC. be liable for any consequential, special or other damages that any person may suffer or incur as a result of an interruption or cessation in the use of any Vehicle or arising from any maintenance or service provided by Lessor, Owner, or IDEALEASE, INC.

5. FUEL

A. Provider. The party designated on Schedule A, will provide fuel for the Vehicles. If Lessor is so designated, the charge for fuel will vary over time and be billed to Customer in addition to other charges provided for on Schedule A. If Customer is designated on Schedule A to supply fuel, Customer shall indemnify and hold Lessor harmless against any claims or loss resulting from Customer's failure to pay any fuel taxes.

B. Permits and Returns. The party designated on Schedule A will apply for fuel tax permits and file tax returns and pay the taxes imposed on the purchase and consumption of fuel. If Lessor is designated, Customer will: (1) provide Lessor weekly with all documentation necessary to prepare the fuel tax returns and reimburse Lessor the amount of any additional charge, assessment, tax, penalty or credit disallowed as a result of the untimely or improper furnishing of such documents; and (2) reimburse Lessor for all such fuel taxes paid on Customer's behalf.

6. CHARGES

A. Payment. Customer agrees to pay Lessor for all fixed charges (as shown on Schedule A) in advance upon receipt of Lessor's invoice and to pay all other charges and reimbursements, and the cost of those repairs noted in Section 6.C within ten (10) days of the date of Lessor's invoice, without deduction or set off. Late charges of eighteen percent (18%) per annum (or the highest rate permitted under the applicable laws) compounded daily shall be assessed on all outstanding payments until received. Subsequent payment shall be applied first to previously incurred late charges. Customer shall pay all Lessor's costs and expenses, including reasonable attorney's fees, incurred in collecting amounts due from Customer or enforcing any rights of Lessor hereunder.

B. Mileage. Mileage shall be determined from hubodometer or odometer readings. Customer shall immediately report to Lessor any failure of a hubodometer or odometer. The mileage for any period in which a failure existed may be determined at Lessor's option from: (1) Customer's trip records; (2) the amount of fuel consumed and the miles per gallon averaged for the previous thirty (30) days; or (3) any other reasonable method of estimating such mileage.

C. Cost of Certain Repairs. Customer agrees to pay (at Lessor's standard rates) the cost of any repairs necessitated by: (1) accident; (2) operation of a Vehicle in violation of Sections 4.A or 4.B; (3) unauthorized alteration or repair of a Vehicle; (4) tire, glass or body damage as indicated in Section 4.E; (5) the use of a trailer or other equipment not included on Schedule A or not maintained by Lessor under a separate agreement; or (6) violation of any other provision of this Agreement.

D. Additional Charges. Customer agrees to pay for: (1) any sales, use, gross receipts, value added, or similar tax not or hereafter imposed upon the use of Vehicle(s) or on the rental or other charges accruing hereunder; (2) any increase in license or registration fees, use taxes, vehicle inspection fees, fuel tax permits and personal property tax; (3) any new or additional tax or governmental fees adopted after the date of execution of the applicable Schedule A; (4) any increase in insurance fees or premiums instituted after the execution of the applicable Schedule A; (5) any cost incurred by Lessor to restore returned Vehicles to the condition indicated in Paragraph 4.C; and (6) any cost (including installation and maintenance) of any equipment indicated in Paragraph 4.F. Charges for subsections 5 and 6 of this Section will be calculated at Lessor's standard rates.

7. INSURANCE.

A. Liability Insurance and Responsibility for Loss. The party designated on Schedule A shall provide and maintain at all times during the term of this Agreement, at its expense, auto liability insurance covering the Vehicles, with limits not less that those specified on Schedule A. Said coverage ("Liability Insurance") shall include as Insureds, Customer, Lessor, Owner, IDEALEASE, INC. and such other parties as determined by Lessor. Customer is responsible for all losses, claims, demands and liabilities that are not covered by such insurance or are in excess of the limits specified on Schedule A and that relate to the ownership, maintenance, condition, use, or operation of Vehicles.

(1) Provided by Customer. If Customer is designated to provide Liability Insurance, said insurance shall provide primary coverage with an insurance carrier satisfactory to Lessor. and shall provide a waiver of subrogation by the insurance carrier in favor of Lessor, IDEALEASE, INC. and Owner.

(2) Provided by Lessor. If Lessor is designated to provide Liability Insurance, Lessor may terminate such coverage after giving Customer thirty (30) days prior written notice. In that event, Customer shall be obligated to acquire and maintain Liability Insurance that complies with the provisions of Section 7.A(1), above, and is effective on the date of termination of Lessor's insurance. Charges to Customer will then be reduced by the amount of any resulting decrease in Lessor's Liability Insurance premium.

B. Physical Damage Insurance and Responsibility for Loss. The party designated on Schedule A will provide and maintain at its own expense, physical damage coverage for collision, fire, theft and causes customarily covered by comprehensive physical damage or combined additional coverage insurance, for the full value of the Vehicle, which in no case will be less than the Schedule A Depreciated Value of a Vehicle as described in Section 9.F, with a deductible amount not to exceed the amount specified on Schedule A ("Physical Damage Insurance"). Notwithstanding which party is designated to maintain Physical Damage Insurance, Customer will be responsible for all physical damage to, or loss of, the Vehicles, from any cause whatsoever, not covered by said insurance, including but not limited to: (1) the deductible amount; (2) any willful damage to the Vehicle by Customer, its employees, agents or permitted assigns; (3) any damage to the Vehicle arising out of or in connection with any labor dispute; (4) conversion of any Vehicle by an agent or employee of Customer, which shall not be considered theft within the terms of this provision; and (5) any loss of tools, tarpaulins, accessories, spare tire and other such appurtenances.

(1) Provided by Customer. If Customer is designated on Schedule A to provide Physical Damage Insurance, said insurance shall be with a carrier satisfactory to Lessor and shall name Lessor, Owner, or any other party designated in writing by Lessor, as the loss payee.

(2) Provided by Lessor. If Lessor is designated on Schedule A to provide Physical Damage Insurance, Lessor may terminate such coverage after giving Customer thirty (30) days prior written notice. In the event, Customer shall be obligated to acquire and maintain Physical Damage Insurance that complies with the provisions of Section 7.B(1), above, and is effective on the date of termination of Lessor's Physical Damage Insurance. Charges to Customer will then be reduced by the amount of any resulting decrease in Lessor's Physical Damage Insurance premium.

C. Certificates. If Customer is designated on Schedule A to provide Liability Insurance or Physical Damage Insurance, Customer shall, prior to the delivery by Lessor to Customer of each Vehicle, provide Lessor with a certificate of insurance and endorsement in a form approved by Lessor for each Vehicle, certifying that (1) the insurance coverage cannot be canceled, terminated or materially changed without 30 days prior written notice to Lessor, (2) all losses under physical damage policies shall be payable solely to Lessor, Owner or such other party designated in writing by Lessor, and (3) no act or omission of Customer or any of its officers, agents, employees or representatives shall alter the obligation of the insurer to pay the full amount of any loss.

D. Customer's Failure to Provide Insurance. In the event that Customer fails to provide and maintain any of the required insurance coverage or fails to furnish Lessor with required evidence of such insurance, Lessor is authorized, but not required, to obtain such insurance on behalf of Customer and Customer

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agrees to pay Lessor for the cost of the insurance so obtained or, alternatively, Lessor may terminate this Agreement in accordance with the provisions of Section 9.C.

E. Cargo. Neither Lessor, Owner nor IDEALEASE, INC. will be liable for loss of or damage to, any goods, cargo, tools, tarpaulins, accessories, spare tires or other equipment or property ("Property") left in or upon any Vehicle at any time or place, including a garage or location operated by Lessor (whether or not said loss or damage was caused by or related to the negligence of Lessor, IDEALEASE, INC. Owner, their agents, servants or employees). Customer shall, at its sole expense, include Lessor, IDEALEASE, INC. and Owner as named insureds in any cargo or transportation or floater insurance policies covering Customer with respect to any loss or damage to Property and Customer shall cause any such insurer to waive any right of subrogation against Lessor, Owner and IDEALEASE, INC.

F. Cooperation. Customer and its agents and employees will cooperate with Lessor and any insurer in the reporting, investigation, prosecution or defense of any accident, claim or suit related to the Vehicles and will promptly deliver to Lessor copies of all papers or notices served upon or delivered to Customer, its agents or employees and will otherwise comply with the notification requirements of any insurance carrier. Without limiting the foregoing, Customer will notify Lessor immediately upon the occurrence of any accident, collision, loss, theft, or damage involving a Vehicle and will cause the driver involved to complete the accident report form supplied by Lessor and to otherwise cooperate within the meaning of this Section 7.F. Customer hereby irrevocably authorizes Lessor to make, settle and adjust claims with any insurance carrier for physical damage to the Vehicle and to endorse the name of Customer on any check or other item of payment of insurance proceeds. Lessor shall have the right, at its option, to retain the salvage of any Vehicle, and the amount owed to Lessor for any such Vehicle shall be reduced accordingly.

G. Mexico. Unless otherwise agreed in writing, no insurance provided by Lessor will cover any Vehicle while said Vehicle is operated in Mexico.

8. INDEMNIFICATION. Customer agrees to defend, release, indemnify and hold Lessor, Owner, IDEALEASE, INC., and their insurers harmless from and against any loss or liability arising from: A. Any claim or cause of action for death or injury to persons (including Customer and its employees, drivers and other agents) and damage to or loss of property, arising out of or caused by the ownership, maintenance, use or operation of any Vehicle covered by this Agreement during its term or thereafter. B. Any liability for losses sustained by Customer or third persons by reason of delay in delivery or failure to deliver products owned or transported by Customer. C. Any claims, causes of action, suits or damages arising out of failure of Customer to file applicable certificates of liability insurance. D. Any breach of this Agreement or false or inaccurate information supplied by Customer. E. All costs of defense and expenses of every kind, including reasonable attorney's fees, incurred in connection with any suits or claims for which Customer grants an indemnity in this Section 8 or in any other provision of this Agreement.

9. TERMINATION AND REPOSSESSION.

A. Annual Early Termination Option. Either party may terminate the lease of any Vehicle prior to expiration of its term on any anniversary of the Vehicle's delivery date by giving to the other party at least sixty (60) days prior written notice. If Lessor elects early termination, and provided Customer is not in violation of any of the terms and conditions of this Agreement, Customer shall have the right, but not the obligation, to purchase (on the termination date) in accordance with Section 9.F any Vehicle with respect to which termination notice has been given. If Customer elects early termination, Lessor may, at its option, require that Customer purchase in accordance with Section 9.F, any or all Vehicles with respect to which termination notice has been given on the termination date(s).

B. Lost or Stolen Vehicles. If a Vehicle is lost or stolen and remains so for thirty (30) days after Customer has so notified Lessor, or if a Vehicle is damaged to the extent that it is economically impractical for Customer to repair said Vehicle, this Agreement shall terminate as to such Vehicle on, but not before the date that Lessor receives payment for the Vehicle. Customer is responsible for the cost of towing or removal and storage fees until termination.

C. Elective Termination. If Customer fails to cure a Default within seven (7) days after written notice has been mailed to Customer, Lessor may elect within thirty (30) days to terminate this Lease with respect to any or all Vehicles. Upon such termination, Lessor may at its option demand that Customer purchase within ten (10) days all or any of said Vehicles in accordance with Section 9.F without prejudice to other remedies Lessor may have under this Agreement or at law.

D. Default. In the event Customer becomes insolvent, files a voluntary petition in bankruptcy, makes an assignment for the benefit of creditors, is adjudicated a bankrupt, permits a receiver to be appointed for its business, permits or suffers a material disposition of its assets, or breaches any term, promise or condition of this Agreement, Customer shall be deemed in Default. Customer shall pay all Lessor's costs and expenses, including reasonable attorney's fees, incurred in collecting amounts due from Customer or enforcing any rights of Lessor hereunder, including taking possession of the Vehicles.

E. Repossession. (1) If Customer is in Default of any of the provisions of this Agreement, Lessor may immediately, without notice or demand, take possession of the Vehicles, together with all equipment and accessories. Lessor may enter upon any premises where said Vehicles may be and remove, retain or refuse to redeliver the Vehicles to Customer until such Default is cured, without any of such actions being deemed an act of termination and without prejudice to the other remedies Lessor may have, and Customer shall continue to be liable for all charges accruing during the period the Vehicles are retained by Lessor. (2) In the event Lessor takes possession of or retains any Vehicle and there shall, at the time of such taking or retention be in, upon or attached to such Vehicle any other property, goods or things of value belonging to Customer or that had been in the custody or control of Customer, Lessor, in addition to its other remedies, is authorized to take possession of such items and either hold or place the same in public storage at Customer's expense.

F. Purchase of Vehicles. In the event Customer, pursuant to this Article 9 shall be required, or shall have the option to, purchase any of the Vehicles, Customer shall purchase said Vehicles at or within the time aforesaid for an amount, payable in cash, equal to the Original Value of each Vehicle. As shown on the applicable Schedule A, less the sum of the applicable Depreciation Credits earned during the term of this Agreement (the "Depreciated Value"), plus any sales, excise, or use tax arising from the purchase. Additionally, at the time of purchase, Customer must pay Lessor any unpaid charges accrued pursuant to this Agreement, and any unexpired licenses, taxes and other expenses previously paid by Lessor for the Vehicles, including personal property taxes and use taxes. Customer shall have not right to purchase any Vehicle as to which the term on the applicable Schedule A has expired.

G. Holdover. In the event of any holding over after the expiration or premature termination of the lease term as to any Vehicle, the holding over shall be deemed a week-to-week rental subject to all the terms and conditions of this Agreement. If the holdover is the result of an expiration of the lease term and the Customer is not in default, the lease charges may be increased by the Lessor to reflect the age and condition of the Vehicle. If the Lease has been prematurely terminated pursuant to Sections 9.A, or 9.C, the lease charges shall be increased to reflect Lessor's normal daily rental rates.

10. FORCE MAJEURE. Lessor shall incur no liability to Customer for failure to supply any Vehicle, or provide fuel for Vehicles, if prevented by any emergency, war, riot, fire, labor dispute, governmental law, rule or regulation, shortage (local or national), fuel allocation program, or any other cause beyond Lessor's control, whether existing now or hereafter. Notwithstanding Lessor's inability to perform under these conditions, Customer's obligations hereunder shall continue.

11. ASSIGNMENT OF AGREEMENT. Customer shall not have the right to sublease any of the Vehicles leased hereunder, nor to assign this Agreement without Lessor's prior written consent, and any attempt to do so will be void. Lessor may assign this Agreement, its rights hereunder and all or any part of the charges or credits due or to become due hereunder at any time, without Customer's approval. Upon notice of such assignment, Customer shall make all payments to the assignee without offset, counterclaim or defense of any kind. Customer's rights under this Agreement shall be at all times subject, junior and subordinate to such assignment.

12. **SAVINGS CLAUSE.** If any provision of this Agreement is held invalid under the laws of any province, such provision shall be deemed not to be a part of this Agreement in such province, but shall not invalidate any other provision hereof.

13. **NOTICES.** All notices provided for herein shall be in writing and mailed to Lessor and Customer at their respective addresses as set forth herein or such other address designated in writing by either party.

14. **FINANCIAL DISCLOSURE.** Customer agrees to promptly notify Lessor in writing prior to any substantial change in ownership of Customer or any material disposition of the assets of Customer's business. Customer agrees to promptly provide Lessor with current financial statements and other financial information as Lessor requests.

15. **LANGUAGE.** This Agreement and any documents relating thereto have been prepared in the English language at the consent of the parties. Les parties consentent a ce qui ce contrat soit redige en anglais seulement.

16. **GOVERNING LAW.** This Agreement shall be governed by and construed and interpreted in accordance with the laws of the Province of domicile of the Vehicle (and if several Vehicles of different domicile, the Lessor shall determine in its sole discretion the Province of domicile) and the laws of Canada applicable therein.

17. **GENERAL.**

(1) The use of headings and the division of this Agreement into articles, sections, schedules and other subdivisions are for convenience of reference only and shall not affect the interpretation of this Agreement.

(2) References in this Agreement to an article, section or other subdivision are to the corresponding article, section, schedule or other subdivision of this Agreement, unless otherwise indicated.

(3) In this Agreement, the singular includes the plural, the plural includes the singular, and any gender includes the other gender.

(4) This Agreement, together with all schedules attached hereto, contains the entire agreement and understanding between the parties; its terms shall not be construed as altered by any verbal agreement or informal writing, nor by failure to insist upon performance or failure to exercise any right or privilege. Alteration or addition shall be accomplished only by written endorsement hereon or amendment hereto, or additional Schedules made a part hereof, duly executed by both parties.

(5) The parties agree that time is of the essence in each and every provision of this Agreement.

18. **CURRENCY.** Unless otherwise expressly indicated herein, all dollar amounts referred to in this Agreement refer to Canadian dollars.

19. **CUSTOMER'S WAIVER.** Except as may be prohibited by law, and to the extent the same extends to and relates to this Agreement as amended, modified or supplemented or any security collateral thereto, Customer hereby waives the benefit of all provisions of any applicable statutes and regulations which would in any manner affect, restrict or limit the rights of Lessor hereunder as the same may be amended, supplemented, re-enacted, substituted or replaced from time to time. Customer also waives the right of any statutory exemption from execution or seizure, and the right to demand security for costs in the event of litigation.

20. **FURTHER ASSURANCES, REGISTRATION.** Customer shall at its own expense do, execute, acknowledge or deliver all such further things, agreements, documents and conveyances as may from time to time be requested by Lessor to give effect to or better protect the rights of Lessor hereunder, including but not limited to completion of such public registrations of or with respect to this Agreement and Lessor's rights hereunder as Lessor may require.

21. **JOINT AND SEVERL LIABILITY.** If more than one party executes this Agreement as Customer, the liability and obligations of such parties shall be joint and several.

22. **RECEIPT OF COPY.** Customer acknowledges receipt of a copy of this Agreement, including all schedules attached hereto.

23. **CORPORATE EXECUTION.** Where Customer is a corporation, the signatories represent that they have the express authority to bind the corporation to this Agreement.

This Agreement shall be binding on the parties hereto, their successors, legal representatives and assigns. It contains the entire agreement and understanding between the parties; its terms shall not be construed as altered by any verbal agreement or informal writing, nor by failure to insist upon performance or failure to exercise any right or privilege. Alteration or addition shall be accomplished only be written endorsement hereon or amendment hereto, or additional Schedules made apart hereof, duly executed by both parties.

IN WITNESS WHEREOF, the signatories for each party represent that they have the express authority to bind their company to this Agreement.

THE COMPANY: Rocket Leasing
By: [signature]
Name/Title: Tams/Partner
Date: May 24, 2007
Attested: [signature]

CUSTOMER: Lexcom Inc.
By: [signature]
Name/Title: Brent Nemis/President
Date: May 24, 2007
Attested: [signature]

ILC960 (Rev. 10/00)

No. RLL899-3

SCHEDULE "A" TO VEHICLE LEASE AGREEMENT

BETWEEN: Rocket Leasing (LESSOR) and Lexcoil Inc. (CUSTOMER)

DATED: 24-May-07 CVOR#

VEHICLE NO. (1)	DATE OF DELIVERY (2)	TERM OF MO (3)	VEHICLE DESCRIPTION YEAR & MAKE (4)	MODEL & TYPE (5)	SERIAL NUMBER (6)	MFR'S REC. MAX CCW OR GVW (7)	LICENSED WT. (8)	ORIGINAL VALUE (9)	DEPRECIATION WK / MO AMOUNT (10)	CPI ALL ITEMS (CUSTOMERS INDEX) BASE (11)	FIXED RENTAL CHARGE PER WK/MO IN ADVANCE (12)	MILEAGE RATE PER KM (13)	RESPON. FOR FUEL "C"Customer "L"Lessor (14)
RLL899-3	24-May-07	48	2006 International	5900i	1HTXTAPT06J254387			$1,200,000.00			$23,759.00 plus GST		C

EQUIPMENT SPECIFICATIONS:

Advance of $120,000.00 plus GST and First payment due on June 1, 2007.
Includes one Coil Tubing unit Serial number 06043049, Injector serial number 612500406, Compressor serial number NW431, side spooler, accumulator and catch tank.

Customer has option to purchase 10 days after the 48th payment for $240,000.00 plus GST.

Customer must maintain a minimum of $2,000,000 liability insurance.
Insurance information below must be filled in by customer.

Insurance Company	Policy Number	Phone Number	Broker	Contact

Witness: Bobby Jo Badura

Bobby Jo Badura

AGREED & ACCEPTED: LESSOR Tams, Partner

CUSTOMER Brent Nimeck, President